EXHIBIT 99.1

Innate Pharma Regains Its Rights On CD123 Targeting ANKET® And Announces Sanofi’s Intention To Make A Strategic Investment In The Company

Marseille, France, April 23, 2025, 7:00 AM CEST

•Innate to regain its rights on CD123 targeting ANKET® SAR443579 (SAR’579) /IPH6101 currently in development for AML
•Potential investment of up to €15M by Sanofi in Innate Pharma through a capital increase, subject to market conditions
•Sanofi to continue development of BCMA targeting ANKET® program in autoimmune indications
•Innate still eligible for more than €1 billion R&D and commercial milestones

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announce review of their January 2016 Research Collaboration and License Agreement (the “2016 Agreement”) with Sanofi:
•As previously disclosed and in alignment with its current strategic priorities, Sanofi will opt to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications under the terms of the 2016 License Agreement;
•In alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®); Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET®).
As part of these discussions, Sanofi and Innate have agreed to a potential investment by Sanofi of up to €15M in new shares of Innate. The size and price of this equity investment will be determined on the basis of the ongoing market conditions, if they are satisfactory.
The 2022 research collaboration and license agreement remain unchanged.
“We are very pleased that Sanofi has chosen to further strengthen our relationship through a potential strategic equity investment in the company. This would further validate the innovation and scientific progress at Innate Pharma delivered by our research and development. We acknowledge Sanofi’s portfolio prioritization, and we are encouraged to see our ANKET® platform being pursued in autoimmune indications. We will continue to evaluate, plan and execute next steps for our proprietary ANKET® programs in oncology and beyond,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma.

SAR’579 (NCT05086315)/IPH6101
•The originally Sanofi-led Phase 1/2 study with SAR’579 / IPH6101 (clinical study identifier: NCT05086315) is ongoing. Efficacy and safety results from the dose-escalation part, were shared in an oral presentation at the EHA 2024 Congress. The data demonstrated that SAR’579 had clinical benefit and durable responses along with a favorable safety profile in patients with relapsed or refractory acute myeloid leukemia (AML), with 5 complete responses (4 CR / 1 CRi) achieved at 1 mg/kg, with durable CR (>10 months) observed in 3 patients.
•In April 2024, Sanofi advanced SAR’579 / IPH6101 to the Phase 2 preliminary dose expansion of the trial.
•The Parties will discuss a transition plan with regard to ongoing studies.

SAR’514/IPH6401:
•The continued Sanofi-led Phase 1/2 study (clinical study identifier: NCT05839626) for the treatment of patients with relapsed or refractory multiple myeloma will be terminated early and SAR’514/IPH6401 will now be refocused to pursue development in autoimmune indications.

IPH62 and one additional target

•IPH62 is a NK-cell engager program targeting B7-H3 under development from Innate’s ANKET® platform. Following a research collaboration period and upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
•Sanofi still retains the option of one additional ANKET® target under the terms of the 2022 research collaboration and license agreement.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

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Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimers, forward-looking information, risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

This press release does not constitute an offer of securities for sale in the United States of America. Any purchase of securities will be done in an “offshore transaction” as defined in Regulation S pursuant to the Securities Act of 1933, as amended. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Innate Pharma does not intend to register securities or conduct a public offering in the United States of America.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu